EXHIBIT 12

JOHNSON CONTROLS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for the fiscal years ended September 30, 2015, 2014, 2013, 2012 and 2011.

	Year Ended September 30,
(Dollars in millions)	2015	2014	2013	2012	2011

Net income attributable to Johnson Controls, Inc.	$1,439	$1,404	$992	$1,003	$1,317
Income tax provision	600	407	674	108	179
Income attributable to noncontrolling interests	112	105	102	119	112
Income from equity affiliates	(375)	(395)	(399)	(338)	(285)
Distributed income of equity affiliates	231	204	210	190	194
Amortization of previously capitalized interest	16	16	18	9	10
Fixed charges less capitalized interest	500	473	442	402	324
Earnings	$2,523	$2,214	$2,039	$1,493	$1,851

Fixed charges:
Interest incurred and amortization of debt expense	$391	$353	$333	$313	$224
Estimated portion of interest in rent expense	134	148	151	144	134
Fixed charges	$525	$501	$484	$457	$358
Less: Interest capitalized during the period	(25)	(28)	(42)	(55)	(34)
Fixed charges less capitalized interest	$500	$473	$442	$402	$324

Ratio of earnings to fixed charges	4.8	4.4	4.2	3.3	5.2

For the purposes of computing this ratio, "earnings" consist of net income attributable to Johnson Controls, Inc. from continuing operations before income taxes, income attributable to noncontrolling interests and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. "Fixed charges" consist of (i) interest incurred and amortization of debt expense plus (ii) the portion of rent expense representative of the interest factor.